Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Yintech Investment Holdings Limited:

We consent to the incorporation by reference in the registration statement (No. 333-212926) on Form S-8 of Yintech Investment Holdings Limited of our report dated April 30, 2019, with respect to the consolidated balance sheets of Yintech Investment Holdings Limited as of December 31, 2017 and 2018, and the related consolidated statements of comprehensive income/ (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, which report appears in the December 31, 2018 annual report on Form 20-F of Yintech Investment Holdings Limited.

KPMG Huazhen LLP

/s/ KPMG Huazhen LLP
Shanghai, China
April 30, 2019